UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PAYA HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70434P 103

(CUSIP Number)

GTCR-Ultra Holdings, LLC

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Elizabeth A. Cooper

Katherine M. Krause

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

T: (212) 455-2260

February 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR-Ultra Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Fund XI/B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Fund XI/C LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Partners XI/B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Partners XI/A&C LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Investment XI LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 24, 2021, as amended and supplemented by Amendment No. 2 filed with the SEC on January 9, 2023 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (“Common Stock”) of Paya Holdings Inc., a Delaware corporation (the “Issuer”) having its principal offices at 303 Perimeter Center North, Suite 600, Atlanta, Georgia 30346. As set forth below, as a result of the transactions described herein, on February 22, 2023 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s securities. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on January 8, 2023, the Issuer entered into a Merger Agreement with Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), and Pinnacle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), relating to, among other things, Merger Sub merging with and into the Issuer (the “Merger”), in an all-cash transaction, pursuant to a tender offer (the “Offer”), with the Issuer surviving the Merger.

The Offer and related withdrawal rights expired on February 22, 2023, and as a result of the satisfaction of the Minimum Condition (as defined in the Offer) and each of the other conditions to the Offer, on February 22, 2023, Parent accepted for payment all Common Stock that was validly tendered (and not properly withdrawn) pursuant to the Offer. Holdings tendered 45,234,022 shares of Common Stock, which constituted all of its shares of Common Stock of the Issuer in the Offer, for the right to receive a cash payment of $9.75 per share, without interest, subject to any applicable withholding of taxes. The remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and, following the consummation of the Offer, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger on February 22, 2023.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

As a result of the consummation of the Offer and Merger, the Reporting Persons no longer beneficially own any securities of the Issuer nor have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an “exit” filing for each Reporting Person.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) As of February 22, 2023, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the incorporation of the information provided in Item 4.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2023

GTCR-ULTRA HOLDINGS, LLC

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR FUND XI/B LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR FUND XI/C LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR PARTNERS XI/B LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR PARTNERS XI/A&C LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR INVESTMENT XI LLC

By:	/s/ Jeffrey S. Wright, by power of attorney